Exhibit 1.01

AGCO Corporation
Conflict Minerals Report
For the Calendar Year Ended December 31, 2014

I.	Introduction

AGCO Corporation (the “Company”) manufactures and sells products that contain Conflict Minerals. (Capitalized terms that are used but not defined in this Report have the meanings given to them in Form SD.) Due to the depth of the supply chain, the Company is far removed from the sources of ore from which these Conflict Minerals are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information globally on the traceability and sourcing of these ores is limited at this time; this situation is not unique to the Company.

The Company supports the initiatives embodied in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related SEC rule designed to limit the flow of funds to armed groups in the Democratic Republic of the Congo and adjoining countries from the production of conflict minerals, and it is the Company’s policy to promote responsible sourcing.

The Company developed and published its Conflict Minerals Policy, which is available on the Company’s website at http://www.agcocorp.com/suppliers/supply-chain-sustainability.html.

During 2014 the Company identified its suppliers that had the potential to sell to the Company products that contain conflict minerals and asked these suppliers to identify, using a website established by the Company, the sources of the Conflict Minerals and products containing Conflict Minerals that they supply to the Company. The responses were reviewed by the Company for completeness and consistency of answers. The Company requested suppliers to provide corrections and clarifications where needed.

II.	Due Diligence

The Company designed its overall Conflict Minerals procedures in conformity with the five step framework contained in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the supplements on tin, tantalum, tungsten and gold.

Due diligence performed by the Company in 2014 included:

•	Surveying suppliers of products that the Company identified that had the potential to sell Conflict Minerals;

•	For those suppliers who did not respond to our surveys, we conducted additional procedures, including personal contact with top-spend suppliers;

•	Adding Conflict Minerals as an agenda item at Company-hosted supplier days;

•	Reporting to senior management no less frequently than quarterly on (a) suppliers’ responses to the Company’s inquiries, and (b) supply chain risk;

•	Publishing its Conflict Minerals Policy at http://www.agcocorp.com/suppliers/supply-chain-sustainability.html;

•	Promoting the development of a consistent methodology to train suppliers on Conflict Minerals through collaboration with industry groups;

•	Encouraging hesitant smelters/refiners to participate in the Conflict-Free Smelter Program;

•	Participating in various industry groups to promote conflict minerals disclosure and best practice to manage conflict mineral processes; and

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As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, the internationally recognized standard on which the Company’s system is based, we support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the EICC and GeSI’s Conflict-Free Sourcing Initiative. The data on which we relied for certain statements in this report was obtained through our membership in the CFSI, using the Reasonable Country of Origin Inquiry report for member AGCO.

III.	Risk Mitigation – Future Due Diligence Measures

In future years the Company will continue to make inquiries to its suppliers, with its objective being to increase the response rate and completeness of responses each year. The Company conducts reviews of new suppliers, and as part of those reviews has included questions relating to Conflict Minerals sourcing.

IV.	Product Description

The products subject to the disclosure are tractors, combines, hay tools, sprayers, forage equipment, grain storage and protein production systems, seeding and tillage implements and replacement parts.

V.	Independent Private Sector Audit

Not required for calendar year 2014.